August 7, 2024

Paul Rouse
Chief Financial Officer
Thryv Holdings, Inc.
P.O. Box 619810
Dallas, TX 75261

        Re: Thryv Holdings, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2023
            Form 8-K filed August 1, 2024
            File No. 001-35895
Dear Paul Rouse:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 51

1.     Reference is made to the    Restructuring and integration expenses
line item which you
       describe as, "expenses related to periodic efforts to enhance efficiencies and reduce costs...." Please explain to us the nature of these costs, why you believe they do not
       represent normal, recurring operating expenses and your consideration of Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations in
       determining the appropriateness of this adjustment. In doing so, please quantify for us the amounts that represent process improvement and/or strategic initiatives from the amounts that represent costs related to a formal restructuring plan and integration costs from actions such as the merger of software platforms.
 August 7, 2024
Page 2
Exhibits 31.1 and 31.2, page 111

2.     We note that the certifications provided as Exhibit 31.1 and Exhibit
31.2 do not include
       paragraph 4(b) and the introductory language in paragraph 4 referring to your internal control over financial reporting. Please explain. You may refer to Item 601(b)(31) of
       Regulation S-K for further details. We also note the certifications in your Form 10-Q for the Quarterly Period Ended June 30, 2024 also omit this language.
Form 8-K filed August 1, 2024
Exhibit 99.2, page 14

3. Reference is made to your presentation of Consolidated Adjusted EBITDA and
       Consolidated Adjusted EBITDA Margin. Please revise to present the most directly comparable GAAP measures with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP
Financial
       Measures Compliance and Disclosure Interpretations.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Stringer at 202-551-3272 or Adam Phippen at 202-551-3336 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services